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                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                                 OF STANTEC INC.
                 TUESDAY. MAY 10.2005 - 11:00 A.M. MOUNTAIN TIME
                               EDMONTON, ALBERTA

VOTING RESULTS:

Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting (HTTP://WWW.STANTEC.COM or HTTP://WWW.SEDAR.COM).

The Directors of Stantec Inc. ("Stantec") recommended that Shareholders vote FOR matters 1, 2, 3,4 and 5 below:

1.    ELECTION OF DIRECTORS

      For:  100%          Withheld:  none

Each of the eight (8) nominees listed in the Management Proxy Circular were elected as directors of Stantec for the ensuing year or until their successors are elected or appointed.

2.    APPOINTMENT OF AUDITORS NAMED IN THE MANAGEMENT PROXY CIRCULAR

      For:  100%          Withheld:  none

Ernst & Young, Chartered Accountants were appointed as auditors of Stantec for the ensuing year and the directors were authorized to fix the remuneration of the auditors.

3. RESOLUTION AMENDING THE EMPLOYEE SHARE OPTION PLAN NUMBER TO 1,892,718 COMMON SHARES

This resolution was withdrawn and not placed before the meeting.

4.    RESOLUTION AMENDING STANTEC'S BY-LAWS

      For:  99.625%       Against:   0.375%

The amendment of Stantec's by-laws relating to director residency and quorum was passed.

5.    RESOLUTION AMENDING STANTEC'S ARTICLES

      For: 99.865% Against: 0.135%

The amendment of Stantec's articles relating to appointing additional directors between shareholder meetings was passed.